UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2007 and 2006 and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Symmetricom Tax Deferred Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Louie & Wong LLP
LOUIE & WONG LLP

San Francisco, California

May 29, 2008

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value	$33,433,623	$31,088,164
Investments, at contract value	8,497,635	8,325,610
Participant loans	661,121	496,534

Total assets held for investments purposes	42,592,379	39,910,308

Participants’ contribution receivables	100,627	94,803
Employer’s contribution receivables	68,271	239,960

NET ASSETS AVAILABLE FOR BENEFITS	$42,761,277	$40,245,071

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income -
Interest, dividends and other	$349,723	$315,917
Net appreciation in fair value of investments	479,681	3,284,233

Total investment income	829,404	3,600,150

Contributions -
Participants	3,819,710	3,002,545
Employer	551,371	701,666
Rollover	488,611	118,928

Total contributions	4,859,692	3,823,139

Total additions	5,689,096	7,423,289

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	3,171,019	5,727,309
Administrative expenses	1,871	14,024

Total deductions	3,172,890	5,741,333

Net increase	2,516,206	1,681,956

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	40,245,071	38,563,115

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$42,761,277	$40,245,071

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.             Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the company) who have attained the age of eighteen (18) as defined in the Plan and who are not leased employees.  The Plan was effective April 1, 1989 and was subsequently amended and restated mainly to comply with regulatory changes.  The Plan was most recently amended and restated effective January 1, 2006.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions — Participants may elect to have the company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $15,500 in 2007 and $15,000 in 2006.  Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions (“catch-up contributions”) of $5,000 in 2007 and 2006.

The company shall make a regular matching contribution of the Plan for each contribution period, as defined, on behalf of each of its participants during the contribution period, who has met the allocation requirements for regular matching contributions.  The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3.0% of the participant’s eligible compensation.  The company made a regular matching contribution of $495,428 and $476,953 during the years ended December 31, 2007 and 2006, respectively.

The company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution.  The company made a true-up matching contribution of $55,943 and $46,566 during the years ended December 31, 2007 and 2006, respectively.

The company may also make an additional matching contribution on behalf of its participants in an amount up to 100% of such participant contributions, up to a maximum of 1% of the participant’s eligible compensation for the applicable six-month period.  Such additional matching contribution is determined in the first or second six-consecutive month period of a calendar year, and shall be made as of June 30 and December 31.  The company made an additional matching contribution of $178,147 during the year ended December 31, 2006.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, and allocations of regular and additional matching contributions by the company and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their elective deferral and rollover, plus actual earnings thereon.  Participants are likewise 100% vested in the company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003.  A participant’s vested interest in his or her additional matching contribution shall be at all times 100%.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested

Less than 1	0%
1	25%
2	50%
3	100%

For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or potion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Participant Loans — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan Administrator.  A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period.   The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period.  The loans are secured by the balance in the participants account and bear interest at rates that range from 5.0% and 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount.  If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent.  If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable.

The withdrawals and benefits paid to participants were $3,171,019 and $5,727,309 during the years ended December 31, 2007 and 2006, respectively.

Rollover Contributions — Participants may rollover part or all of an eligible rollover distribution participants’ received from a prior employer’s qualified plan.

Forfeited Accounts — Forfeited nonvested accounts will be used to reduce employer contributions and Plan expenses.  The total forfeited nonvested accounts used to reduce employer contributions and administrative expenses were $113,290 and $23,047 during the years ended December 31, 2007 and 2006, respectively.

Administrative Expenses — Administrative expenses, which include legal, accounting and data processing fees, are substantially paid by the company.

2.             Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its benefit-responsive investment contract which is valued at contract value.  See Note 4.   Quoted market prices are used to value investments.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.   Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

In December, 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).

The FSP requires that investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of net assets available for benefits is prepared on a contract value basis during the years ended December 31, 2007 and 2006, respectively.

The FSP is effective for financial statements ending after December 15, 2006, with retroactive application applied to prior years presented.  The Plan adopted the provisions of the FSP during the year ended December 31, 2006.

Payment of Benefits — Benefits are recorded when paid.

New Accounting Pronouncement — In September, 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

It does not create or modify any current generally accepted accounting principles requirements to apply fair value accounting.  However, it provides a single definition for fair value that is to be applied consistently for all prior accounting pronouncements. SFAS No. 157 was effective for fiscal periods beginning after November 15, 2007.  On February 12, 2008, the FASB delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually.   The Plan has not yet determined the impact of adopting SFAS No. 157.

3.              Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006

Guaranteed Income Fund	$8,497,635	$8,325,610
Fdlty Adv Equity Growth	5,114,029	3,911,771
Large Cap Value/AJO Fund	4,636,009	4,683,886
Dryden S&P 500 Index Fund	3,079,380	3,110,633
Core Bond Enhan Index	2,199,535	—
Symmetricom, Inc. Common Stock	2,097,687	4,232,964
SSGA Pass Interm Bnd Ind	—	1,989,953
Other funds individually less than 5% of net assets	16,306,983	13,158,957

	41,931,258	39,413,774

Participant loans	661,121	496,534

Total assets held for investment purposes	$42,592,379	$39,910,308

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds.  The investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian).  The company has no authority on how each fund is managed or invested.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value by $479,681 and $3,284,233 during the years ended December 31, 2007 and 2006, respectively as follows:

	2007	2006

Pooled separate accounts	$2,387,984	$3,057,231
Common stock	(1,908,303)	227,002

	$479,681	$3,284,233

4.             Investment Contract

The Plan entered into a benefit-responsive investment contract with the Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (custodian).  The Plan trustee (custodian) maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at the contract value, which approximates fair value, as reported to the Plan by the Plan trustee (custodian).  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at its fair market value.

There were no reserves against the contract value for the credit risk of the contract issuer or otherwise.  The average yield or crediting interest rates were approximately 3.00% to 3.50% and 3.15% to 3.55% during the years ended December 31, 2007 and 2006, respectively.  The crediting interest was based on a formula agreed upon with the issuer by considering projected investment earnings, current interest environment and profit-risk component for the six-month period, among others.  Such interest rates are reviewed every six months for resetting.

5.             Related Party Transactions

Plan assets include certain investments being managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian).  As the trustee (custodian), Prudential performs administrative functions such as handling contributions and benefit payments.  Accordingly, such transactions are considered related party transactions.  In addition, company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the company.  The aggregate number of shares and fair value of investment in company common stock were 445,369 shares and $2,097,687, and 474,548 shares and $4,232,964 as of December 31, 2007 and 2006, respectively.

6.             Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants will become 100% vested in their accounts.

7.             Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

8.             Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

9.             Other

The Plan did not pass the 401(k) Actual Deferral Percentage (ADP) test for the plan years ended December 31, 2007 and 2006.  As an acceptable corrective action plan, the Plan made qualified non-elective contributions totaling $6,290 and $5,736 during the plan years ended December 31, 2007 and 2006.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)
(a)	lessor, or similar party	collateral, par, or maturity value	Current Value

	Prudential Retirement Insurance and
	Annuity Company / Prudential Bank &
	Trust, F.S.B:
*	Fdlty Adv Equity Growth	Pooled separate account	$5,114,029
*	Large Cap Value/AJO Fund	Pooled separate account	4,636,009
*	Dryden S&P 500 Index Fund	Pooled separate account	3,079,380
	Core Bond Enhan Index	Pooled separate account	2,199,535
*	Oppenheimer Global Fund	Pooled separate account	1,965,620
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	1,862,739
*	Turner Mid-Cap Growth Fund	Pooled separate account	1,782,884
*	Mid Cap Value/Well Mgmt	Pooled separate account	1,687,273
*	Fidelity Adv Value Strat	Pooled separate account	1,483,547
*	Retirement Goal 2020 Fund	Pooled separate account	1,434,012
*	Retirement Goal 2030 Fund	Pooled separate account	1,348,163
	Dryden International Growth	Pooled separate account	1,095,167
	Intern Val/LSV Asset Mgmt	Pooled separate account	962,448
*	Janus Account	Pooled separate account	692,627
*	Retirement Goal 2040 Fund	Pooled separate account	666,673
*	Retirement Goal 2010 Fund	Pooled separate account	532,785
*	SM Cap Growth/Essex	Pooled separate account	499,390
*	Retirement Goal Income Fd	Pooled separate account	213,112
*	Retirement Goal 2050 Fund	Pooled separate account	80,543
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	2,097,687
*	Guaranteed Income Fund	Annuity contract	8,497,635
	Participant loans	5.00% to 10.50% interest rates	661,121

	Total assets held for investment purposes		$42,592,379

* Investment managed by party-in-interest to the Plan.

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this schedule.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 27, 2008	By	/s/ William Slater
William Slater

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm